UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PT INDOSAT TBK

(Name of Subject Company)

PT INDOSAT TBK

(Name of Person Filing Statement)

Series B ordinary shares, par value Rp100 per share;

American Depositary Shares, each representing 50 Series B ordinary shares

(Title of Class of Securities)

744383100

(CUSIP Number of American Depositary Shares)

Dewie Pelitawati Risan

Group Head Legal / General Counsel

Indosat Building

Jalan Medan Merdeka Barat, No.21

Jakarta 10110—Indonesia

+62 (21) 386 9630

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of the person filing statement)

Copy to:

G. Matthew Sheridan

Sidley Austin

Level 39, Two International Finance Centre

8 Finance Street

Central, Hong Kong

Telephone: +(852) 2509-7888

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

(a) Name and Address.

The name of the subject company is PT Indosat Tbk (“Indosat”), a public limited liability corporation organized under the laws of the Republic of Indonesia. The address of the principal executive offices of Indosat is Indosat Building, Jalan Medan Merdeka Barat, No. 21, Jakarta 10110, Republic of Indonesia. The telephone number of Indosat at its principal executive offices is +62 (21) 3000 3001.

(b) Securities.

The titles of the classes of equity securities to which this Schedule 14D-9 relates are (i) the Series B shares (the “Series B Shares”), with par value Rp100 per share, of Indosat, and (ii) the American depositary shares (the “ADSs”), evidenced by American depositary receipts, each representing 50 Series B Shares. The Series B Shares and the ADSs are hereinafter collectively referred to as the “Indosat Securities.” As of September 30, 2008, there were 5,433,933,500 shares of Indosat capital stock outstanding, which were divided into one (1) Series A share and 5,433,933,499 Series B Shares (including Series B Shares represented by ADSs), of which 2,217,590,000 (representing approximately 40.81% of the total Series B shares issued by Indosat) were indirectly held by Qatar Telecom (Qtel) Q.S.C (“Qtel”) through Indonesia Communications Pte. Ltd. (“ICLS”) and Indonesia Communications Limited (“ICLM”), Qtel’s indirect wholly owned subsidiaries.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 (the “Schedule”) is being filed by Indosat, the subject company. Indosat’s business address and telephone number are set forth in Item 1 above. Indosat’s website address is http://www.indosat.com. The information on Indosat’s website is not a part of this Schedule.

This Schedule relates to the tender offers by Qtel, a publicly held corporation organized under the laws of Qatar, through ICLS (together with Qtel, the “Offeror”), a company incorporated under the laws of Singapore and Qtel’s wholly owned indirect subsidiary, to purchase that number of ADSs, other than ADSs held by Qtel and its affiliates, which collectively represent (together with Series B Shares validly tendered in the Indonesian Offer (as defined below)), up to 1,314,466,775 Series B Shares, representing approximately 24.19% of the total issued and outstanding Series B Shares (including Series B Shares represented by ADSs), at a purchase price of the U.S. dollar equivalent of Rp369,400 per ADS and Rp7,388 per Series B Share, net to the seller in cash (without interest and subject to any required withholding of taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the respective tender offer statements filed on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) on January 20, 2009, the final version of the Indonesian tender offer statement (the “Indonesian Tender Offer Statement”) filed with the Indonesian Capital Market and Financial Institution Supervisory Board (the “BAPEPAM-LK”) on January 15, 2009 and declared effective on January 16, 2008, as well as the related letters of transmittal (the “Offers to Purchase”).

According to the Offers to Purchase, the tender offer statement for the ADSs and the related letter of transmittal (which, as amended or supplemented from time to time, together constitute the “U.S. Offer”) is open only to holders of ADSs and Series B Shares will not be accepted in the U.S. Offer. All holders of Series B Shares who wish to tender their Series B Shares must tender such shares into the Indonesian Offer (as defined below). However, U.S. holders of Series B Shares may tender their Series B Shares by following certain specified procedures and delivering the relevant letter of transmittal and other required documentation. Concurrently with the U.S. Offer, the Offeror is offering to purchase outstanding Series B Shares, other than Series B Shares held by Qtel and its affiliates and Series B Shares underlying ADSs, pursuant to applicable Indonesian law (the “Indonesian Offer” and, together with the U.S. Offer, the “Offers”).

According to the Offers to Purchase, the Offer Price in the Indonesian Offer will be paid in Indonesian rupiah and payment for ADSs accepted for purchase pursuant to the U.S. Offer will be made in U.S. dollars, with the dollar amount thereof being the average of the daily U.S. dollar/Indonesian rupiah sell rates, as reported by

Bank Indonesia, for each of the last five Indonesian business days of the offer period (excluding the last day of the offer period) on its official website. The term “Indonesian business day,” as used in the Offers to Purchase, means any day on which banks are not required or authorized to be closed in Jakarta, Indonesia. The Offers will commence on January 20, 2009 and are scheduled to expire at 3:00 a.m. New York time on February 18, 2009 (which is 3:00 p.m. Jakarta time) unless otherwise extended.

According to the Offers to Purchase, ICLS’ principal business address is Tricor Evatthouse Corporate Services, 8 Cross Street, PwC Building #11-00, Singapore 048424. Qtel’s principal business address is Qtel Building, 100 West Bay Center, The Corniche, P.O. Box 217, Doha, Qatar. Based on other documents filed by the Offeror with the SEC, Indosat believes that the address of such offices are the Offeror’s respective principal executive offices. The Offers to Purchase state that the telephone number for ICLS and Qtel is +(974) 440 4767.

This description of the terms of the Offers is qualified in its entirety by reference to the Offers to Purchase and other related documents included in the Offers to Purchase filed on January 20, 2009.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

A description of each material agreement, arrangement or understanding and any material actual or potential conflict of interest between Indosat or any of its affiliates, on the one hand, and (i) Indosat, its executive officers, directors, commissioners or affiliates or (ii) Qtel, its executive officers, directors or affiliates, on the other hand, is set forth below.

(a) Subscription Agreements, Share Purchase Agreements and Shareholder Agreements.

According to Qtel and Qtel Investment Holdings BSC’s Schedule 13D filed with the SEC on March 9, 2007 and the Offers to Purchase, on January 12, 2007, Qtel and its wholly owned subsidiary, Qatar Investment Holdings BSC, a corporation organized under the laws of Bahrain (“QIH”), entered into a Subscription Agreement with STT Communications Ltd. (“STT”), Asia Mobile Holdings Pte. Ltd., a company incorporated under the laws of Singapore (“AMH”), and Asia Mobile Holding Company Pte. Ltd., a company incorporated under the laws of Singapore (“AMHC”), pursuant to which Qtel, through QIH, subscribed for approximately 25.0% of the share capital in AMH for a subscription price of approximately US$635 million. The transaction closed on March 1, 2007 at which time AMH, through its two wholly owned subsidiaries, ICLM and ICLS, owned 40.81% of the outstanding Series B Shares. STT, through AMHC, owns approximately 75.0% of AMH.

According to Qtel and Qtel Investment Holdings BSC’s Schedule 13D filed with the SEC on March 9, 2007 and the Offers to Purchase, on January 12, 2007, Qtel and STT entered into a joint venture arrangement and strategic alliance, pursuant to which the parties have invested in AMH as a platform to hold and make investments in the mobile telecommunications sector in the Asia-Pacific region. In connection with the joint venture arrangement, AMH, AMHC and QIH entered into two shareholders’ agreements, each dated March 1, 2007, one relating to AMH and one relating to AMH’s interests in Indosat (the “Indosat Shareholders’ Agreement”).

According to the Offers to Purchase, in May 2008, STT, through AMHC, expressed to Qtel its potential interest in divesting AMH’s shares in Indosat. Following further discussions, on June 6, 2008, Qtel entered into the Share Purchase Agreement with STT to acquire a 100% ownership interest in ICLM and ICLS from AMH (the shares of ICLM and ICLS acquired pursuant to the Share Purchase Agreement are collectively referred to herein as the “Sale Shares”) for an aggregate consideration of S$2,400,000,000 (approximately US$1,761,796,347), consisting of a purchase price of S$1,538,934,272 (approximately US$1,126,190,592) for the Sale Shares and the assumption of an aggregate amount of S$861,065,728 (approximately US$627,761,820) in loans payable by ICLM and ICLS to AMH. The transaction closed on June 22, 2008, at which time Qtel became the indirect owner of the 2,217,590,000 Series B Shares owned by ICLM and ICLS, representing, in the aggregate, approximately 40.81% of Indosat’s total equity capital. Pursuant to the Share Purchase Agreement, the

Indosat Shareholders’ Agreement was terminated on June 6, 2008. At the time of the acquisition of the Sale Shares, based on the previous BAPEPAM-LK Rule IX.H.1 on the Take Over of the Public Company (the “BAPEPAM-LK Rule IX.H.1”), Indonesia’s mandatory tender offer rules required a party that, either directly or indirectly, (i) acquired a 25.0% or greater ownership interest in a public company (provided that such ownership confers effective control) or (ii) exercised effective control of a public company by its capability to (x) appoint or dismiss directors and commissioners or (y) amend the articles of association of the public company, to make a tender offer to the remaining public shareholders following the acquisition. On June 30, 2008, BAPEPAM-LK amended BAPEPAM-LK Rule IX.H.1 and increased the threshold ownership interest which triggers the mandatory tender offer requirement from 25.0% to 50.0%. Under either set of regulations, a mandatory tender offer is also triggered by the capability to directly or indirectly control the management and/or the policy of the public company. Specifically, BAPEPAM-LK Rule IX.H.1 was amended on June 30, 2008 to require a party who acquires 50.0% or more of an Indonesian public company’s shares or the capability to directly or indirectly control the management and/or the policy of the public company to make a tender offer for the remaining shares of such company, subject to certain limitations and exclusions.

According to the Offers to Purchase, on December 19, 2008, the Capital Investment Coordinating Board of the Republic of Indonesia determined that foreign capital ownership in the cellular telecommunication network operation sector of Indonesia should be limited to a maximum amount of 65.0%. The Offers to Purchase also stated that BAPEPAM-LK, through its letter No. S-9186/BL/2008 dated December 23, 2008, notified Qtel that Qtel is allowed to acquire a maximum of 65.0% ownership interest in Indosat. Based on these circumstances, Qtel has concluded that the maximum amount of Series B Shares (including Series B Shares underlying ADSs) it is permitted to acquire pursuant to the U.S. Offer and the Indonesian Offer is 1,314,466,775 Series B Shares, representing approximately 24.19% of the outstanding Series B Shares (including Series B Shares underlying ADSs).

(b) Positions of Members of the Board of Commissioners in Qtel.

Pursuant to the Extraordinary General Meeting of the Shareholders of Indosat on August 25, 2008, Qtel Chairman of the Board H.E. Sheikh Abdullah bin Mohammed bin Saud Al Thani and Qtel Chief Executive Officer Dr. Nasser Marafih were appointed as President Commissioner and member, respectively, of Indosat’s Board of Commissioners for terms ending at the closing of the Annual General Meeting of Shareholders to be held in 2012. H.E. Sheikh Mohammed bin Suhaim Al Thani has been a member of Indosat’s Board of Commissioners since June 2007.

(c) Other Material Contracts or Events.

Indosat has been informed by Mr. Rachmad Gobel, a member of Indosat’s Board of Commissioners, and Qtel that Jasmine International Limited, a company controlled by Mr. Gobel, was granted an option to acquire 25.0% of the currently outstanding shares of ICLM (the “ICLM Option”) pursuant to an agreement, dated July 15, 2008 (the “Option Agreement”), with Qatar SEA Holding. Indosat has further been informed that the ICLM Option would vest during 2009, subject to the satisfaction of certain conditions, including Indosat meeting certain revenue and subscriber targets. In addition, Indosat has been informed that under the terms of the Option Agreement, Qatar SEA Holding has the right to call the ICLM Option.

In addition, Mr. Kaizad B. Heerjee, Mr. Wong Heang Tuck, Mr. Raymond Tan Kim Meng and Mr. Roy Kannan have informed Indosat that they have been in preliminary discussions with the Offeror about their respective roles on Indosat’s Board of Directors. Such discussions are continuing and no agreements have been reached as of the date of this Schedule.

None of Indosat and its affiliates have entered into any other contract or material transaction, with Qtel and its affiliates, involving, among other things, sale and purchase agreements, agency relationships and management relationships during the three-year period prior to the date hereof, except for inter-operator agreements entered into in the normal course of business between Indosat and Qtel or their respective affiliates.

Except as described in this Item 3 on the date hereof or incorporated by reference into this Schedule, there is no material agreement, arrangement, or understanding or any material actual or potential conflict of interest between Indosat or any of its affiliates, on the one hand, and (i) Indosat, its executive officers, directors, commissioners or affiliates or (ii) Qtel, its executive officers, directors or affiliates, on the other hand.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation/Recommendation

The Board of Directors of Indosat has resolved to express no opinion and to remain neutral with respect to the Offers. In determining that it would express no opinion and would remain neutral with respect to the Offers, the Board of Directors noted that Indonesian law, which governs the duties and obligations of Indosat’s Board of Directors, does not impose any obligation on Indosat or Indosat’s Board of Directors to make any statement or recommendation in connection with the Offers.

By deciding not to make a recommendation, the Board of Directors has not made a determination whether the Offers are fair to, or in the best interests of, holders of the Indosat Securities and is not making a recommendation regarding whether such holders should accept either Offer and tender their Indosat Securities, and if so, how many Indosat Securities to tender, or reject either Offer and not tender their Indosat Securities. The Board of Directors believes the decision by a holder of the Indosat Securities regarding whether to tender its Indosat Securities in the Offers and, if so, the amount of Indosat Securities to tender, is a personal investment decision based upon each individual holder’s particular circumstances. The Board of Directors believes each holder should review the Offers, consult with such holder’s financial, tax and accounting advisors and make an independent determination.

The Board of Directors recommends each holder of Indosat Securities make its own decision regarding the Offers after considering a number of factors, including the adequacy of the Offer Price and all available information as well as the holder’s own investment objectives, judgment regarding Indosat’s prospects and any other factors that the holder deems relevant to its investment decision. In addition, the Board of Directors suggests that holders of the Indosat Securities consider, among other things, the following factors when deciding whether to tender the Indosat Securities in the Offers:

•

Historical market prices of the Indosat Securities: Holders of the Indosat Securities should review the information regarding Indosat’s share price performance set forth in Section 6 of the Schedule TO (“Price Range of the ADSs; Dividends”) for the U.S. Offer and Section V.5 of the Indonesian Tender Offer Statement (“Development of Indosat’s Shares Prices on the Indonesia Stock Exchange”) as well as obtain a current market quotation for the Series B Shares or the ADSs, as applicable;

•

Indosat’s financial condition, results of operations, business and prospects: Holders of the Indosat Securities should review the financial and other information set forth in Indosat’s 2007 Annual Report on Form 20-F and other reports and information filed with, or furnished to, the SEC;

•

Certain U.S. considerations related to the tender of the Indosat Securities: Holders of the Indosat Securities should carefully review the tax information set forth in Section 5 of the Schedule TO for the U.S. Offer (“Material United States Federal Income Tax Consequences”); and

•

The potentially illiquid trading markets for Indosat Securities following the completion of the Offers. If the Offers are successful, Qtel’s ownership interest in Indosat will be 65.0%, up from the current approximately 40.81%. The Government of Indonesia, through the Ministry of State-owned Enterprises, owns an additional 14.29%. Accordingly, the trading markets for the ADSs and the Series B Shares on both the New York Stock Exchange and the Indonesia Stock Exchange may be thin and illiquid following completion of the Offers.

(b) Reasons for the Neutral Position

In making its determination to remain neutral with respect to the Offers, the Board of Directors considered many factors, including, among others, those set forth above and the following:

•	Under Indonesian law, the Board of Directors of Indosat has no obligation to make any statement or recommendation in connection with the Offers;

•

Under Indonesian law, a new controlling shareholder of a public company, is required to conduct a tender offer for the remaining Indosat Securities. Based on the Offers to Purchase, (i) Qtel and its subsidiaries own approximately 40.81% of the Series B Shares and the Offers are mandatory tender offers being conducted in accordance with BAPEPAM-LK Rule IX.H.1, which requires that a party who acquires 50.0% or more of an Indonesian public company’s shares, or the capability to directly or indirectly control the management and/or the policy of the public company, must make a tender offer for the remaining shares of such company, subject to certain limitations and exclusions; (ii) upon Qtel’s indirect acquisition of 2,217,590,000 Series B Shares, representing approximately 40.81% of the total issued and outstanding shares of Indosat, pursuant to the Share Purchase Agreement between Qtel and STT, Qtel was deemed to have acquired “control” in Indosat; and (iii) in accordance with Letter No. S-9186/BL/2008 dated December 23, 2008 and issued by BAPEPAM-LK, Qtel is allowed to acquire a maximum of 65.0% of the total equity interest in Indosat in accordance with Presidential Regulation No. 77 of 2007 jo. Presidential Regulation No. 111 of 2007;

•

In accordance with BAPEPAM-LK Rule IX.H.1, the purchase price for the Series B Shares must be equal to or greater than the average of the highest daily trading price of the Series B Shares traded on the Indonesia Stock Exchange within the period of the last 90 days prior to June 8, 2008, which represents the announcement date of the Share Purchase Agreement. Based on the Offers to Purchase, the offer price of Rp7,388 per Series B Share is higher than Rp6,416 per Series B Share, which is the minimum price required under Indonesian regulations;

•

Based on the Offers to Purchase, with the exception of the Offers, the Offeror does not have any plans in place, and has not submitted any proposal to Indosat, which, immediately after the Offers, would result in (i) liquidation involving Indosat; (ii) the alteration of the capital structure of Indosat; (iii) any material change in Indosat’s present dividend policy; (iv) any material change in Indosat’s management structure; or (v) the delisting of the Series B Shares from the Indonesia Stock Exchange or the delisting of ADSs from the New York Stock Exchange; and

•

The Government of Indonesia, through the Ministry of State-owned Enterprises, has a 14.29% equity stake in Indosat and owns the Series A share, which has voting rights and veto rights over certain strategic matters such as: (i) increases in Indosat’s share capital without pre-emptive rights; (ii) mergers, consolidations and acquisitions; (iii) liquidation and dissolution; and (iv) amendments to the Articles of Association related to Indosat’s purposes and objectives as well as the amendment to the rights of the Series A shareholder. Accordingly, the Offeror’s proposed increase in voting power from 40.81% to 65.0% of the Series B Shares, will not provide the Offeror with the power to unilaterally pass corporate resolutions on certain important corporate matters.

The description above does not represent an exhaustive list, but summarizes the material factors considered by the Board of Directors. Given the variety of factors and scope of information considered, the Board of Directors did not find it practicable to, and did not attempt to, provide specific assessments of quantity, rank or otherwise assign relative weight to the specific factors considered in determining its recommendation. The Board of Directors’ determination was made after consideration of all the above-noted factors and in light of their own knowledge of the financial condition, results of operations, business and prospects of Indosat as well as the advice of the Board of Directors’ financial and legal advisors.

(c) Intent to Tender

Mr. Wong Heang Tuck and Mr. Raymond Tan Kim Meng have informed Indosat of their intent to tender all of their respective beneficially owned shares into the Indonesian Offer. As of September 30, 2008, Mr. Wong owned 75,000 Series B Shares, representing approximately 0.001% of the outstanding Indosat Securities and Mr. Tan owned 222,500 Series B Shares, representing approximately 0.004% of the outstanding Indosat Securities. To Indosat’s knowledge, after making reasonable inquiry, no other executive officer, director, commissioner, affiliate or subsidiary of Indosat currently intends to tender Indosat Securities in the Offers, or otherwise sell any Indosat Securities owned of record or beneficially by such persons and Indosat is not aware of any recommendations made by them.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Under the terms of an engagement letter with Goldman Sachs (Singapore) Pte. (“Goldman Sachs”), dated August 12, 2008, Indosat retained Goldman Sachs as its financial advisor in connection with the Offers and agreed to pay Goldman Sachs a standard and customary fee and to reimburse Goldman Sachs for certain expenses incurred in performing its services. Indosat also agreed to indemnify Goldman Sachs and its affiliates, their respective partners, directors, agents and employees and each person, if any, controlling Goldman Sachs or any of its affiliates from and against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to, arising out of or in connection with such engagement.

Neither Indosat nor any person acting on its behalf has directly or indirectly employed, retained, compensated or used, or currently intends to employ, retain, compensate or use, any person to make solicitations or recommendations to holders of Indosat Securities in connection with either Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

To Indosat’s knowledge, no transactions in Indosat Securities have been effected during the past 60 days by Indosat or by any executive officer, director, commissioner, affiliate or subsidiary of Indosat.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Indosat is not undertaking or engaged in any negotiations in response to the Offers that relate to (i) a tender offer or other acquisition of Indosat Securities by Indosat, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Indosat or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of the assets of Indosat or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Indosat. There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offers that relate to one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

According to the Offers to Purchase, On November 19, 2007, the Indonesian Supervising Committee for Business Competition (the “KPPU”) decided that Temasek Holdings, Pte. Ltd., a company incorporated under the laws of Singapore (“Temasek”), jointly with Singapore Technologies Telemedia Pte. Ltd. (“ST Telemedia”), STT, AMHC, AMH, ICLM, ICLS, Singapore Telecommunications Ltd., a company incorporated under the laws of Singapore (“SingTel”), and Singapore Telecom Mobile Pte. Ltd., a company incorporated under the laws of Singapore (“SingTel Mobile” and, collectively with STT, AMHC, AMH, ICLM, ICLS and SingTel, the “Temasek Affiliated Entities”), were in violation of the Indonesian competition laws and ordered Temasek, jointly with the Temasek Affiliated Entities, to divest their share ownership in either PT Telekomunikasi Selular (“Telkomsel”) or Indosat within two years, effective from the date the judgment becomes legally enforceable. Indonesian competition laws state that business agents are prohibited from owning majority shares in a number of similar companies which conduct business in the same market if such ownership results in one or a group of business agents controlling over 50.0% of the market share of one kind of good or service. Temasek and other relevant parties filed an appeal against the KPPU’s judgment in the Central Jakarta District Court. In a Decision and Order dated May 9, 2008, the Central Jakarta District Court upheld and corrected the ruling by the KPPU, and ordered Temasek and the Temasek Affiliated Entities to divest their holdings in either Telkomsel or Indosat within twelve months after the Central Jakarta District Court judgment becomes legally enforceable. The decision of the Central Jakarta District Court was appealed to the Supreme Court. On September 10, 2008, the Supreme Court rejected the appeal and corrected the Central Jakarta District Court Decision to become as follows, among others:

1)	Declaring that Temasek, jointly with the Temasek Affiliated Entities are in violation of Article 27 point (a) of Law No.5 of 1999;

2)	Ordering Temasek, jointly with the Temasek Affiliated Entities, to terminate their cross-ownership of shares in Telkomsel and Indosat by transferring its shares in either Telkomsel or Indosat, within twelve months from the date the decree becomes legally enforceable; or reduce 50.0% of its share ownerships in each of Telkomsel and Indosat by no later than twelve months from the date this decision is legally enforceable; and

3)	Ordering Temasek Holdings Pte. Ltd., jointly with the Temasek Affiliated Entities, to determine the company that they will relinquish their shares from and to relinquish the voting rights and the rights to appoint the directors and commissioners in either Telkomsel or Indosat until the relinquishment of all of their shares or the reduction of 50.0% of their shares in each of Telkomsel and Indosat as stipulated in point 2 above.

The additional information set forth in Item 8 (“Financial Information—Legal Proceedings”) of Indosat’s Annual Report on Form 20-F filed with the SEC on May 5, 2008, in Section 11 of the Schedule TOs for the U.S. Offer and the Indonesian Offer filed by Qtel with the SEC on January 20, 2009 (“Legal Matters; Regulatory Approvals”) and in Section II of the Indonesian Tender Offer Statement (“The Case of KPPU vs. Temasek Business Group” and “The Class Action Cases”) of Exhibit (a)(1)(i) to the Schedule TO for the Indonesian Offer filed by the Offeror on January 20, 2009 is incorporated herein by reference.

ITEM 9. EXHIBITS.

The following Exhibits are filed herewith:

Exhibit Number	Description
(a)(1)(i)	Schedule TO for the U.S. Offer by the Offeror (incorporated herein by reference to the Offeror’s Schedule TO for the U.S. Offer filed with the SEC on January 20, 2009)

(a)(1)(ii)	Letter of Transmittal for the U.S. Offer by the Offeror (incorporated herein by reference to the Offeror’s Schedule TO for the U.S. Offer filed with the SEC on January 20, 2009)

(a)(1)(iii)	Schedule TO for the Indonesian Offer by the Offeror (incorporated herein by reference to the Offeror’s Schedule TO for the Indonesian Offer filed with the SEC on January 20, 2009)

(a)(1)(iv)	Indonesian Tender Offer Statement for the Indonesian Offer by the Offeror (incorporated herein by reference to Exhibit (a)(1)(i) to the Offeror’s Schedule TO for the Indonesian Offer filed with the SEC on January 20, 2009)

(a)(1)(v)	Tender Offer Form for the Indonesian Offer by the Offeror filed with the SEC on January 20, 2009 (incorporated herein by reference to Exhibit (a)(1)(ii) to the Offeror’s Schedule TO for the Indonesian Offer filed with the SEC on January 20, 2009)

(a)(2)	Press Release, dated January 20, 2009, entitled “Indosat files Schedule 14D-9 in Response to Qtel Cash Tender Offer for Certain Indosat Shares”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PT Indosat Tbk

By:	/S/ JOHNNY SWANDI SJAM
Name:	Johnny Swandi Sjam
Title:	President Director

Dated: January 20, 2009

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Schedule TO for the U.S. Offer by the Offeror (incorporated herein by reference to the Offeror’s Schedule TO for the U.S. Offer filed with the SEC on January 20, 2009)

(a)(1)(ii)	Letter of Transmittal for the U.S. Offer by the Offeror (incorporated herein by reference to the Offeror’s Schedule TO for the U.S. Offer filed with the SEC on January 20, 2009)

(a)(1)(iii)	Schedule TO for the Indonesian Offer by the Offeror (incorporated herein by reference to the Offeror’s Schedule TO for the Indonesian Offer filed with the SEC on January 20, 2009)

(a)(1)(iv)	Indonesian Tender Offer Statement for the Indonesian Offer by the Offeror (incorporated herein by reference to Exhibit (a)(1)(i) to the Offeror’s Schedule TO for the Indonesian Offer filed with the SEC on January 20, 2009)

(a)(1)(v)	Tender Offer Form for the Indonesian Offer by the Offeror filed with the SEC on January 20, 2009 (incorporated herein by reference to Exhibit (a)(1)(ii) to the Offeror’s Schedule TO for the Indonesian Offer filed with the SEC on January 20, 2009)

(a)(2)	Press Release, dated January 20, 2009, entitled “Indosat files Schedule 14D-9 in Response to Qtel Cash Tender Offer for Certain Indosat Shares”